

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Via Email

Michael Rosenwasser
Baker Botts LLP
30 Rockefeller Plaza
New York, NY 10112

>   **Re: OCI Partners LP**
>   **Schedule 13E-3 filed June 27, 2018**
>   **Schedule 14D-9 filed June 19, 2018**
>   **File No. 005-879870**

Dear Mr. Rosenwasser:

We have reviewed your filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the Offer to Purchase.

Schedule 14D-9

1. Please include the disclosure required by Items 7-9 of Schedule 13E-3 in a section entitled "Special Factors" at the forepart of the disclosure document. See Rule 13e-3(e)(1)(ii)

Item 4. The Solicitation or Recommendation, page 6

2. Item 1014 of Regulation M-A and Item 8 of Schedule 13E-3 require each filing person to state whether or not it believes the going private transaction is fair to unaffiliated shareholders and why (or why not). While OCIP via the Conflicts Committee

recommends that Unit holders tender into the Offer, it does not express or support a view on fairness to unaffiliated shareholders. Please revise.

3. See our last comment above. We note that the Conflicts Committee's fairness advisor did determine that the Offer consideration is fair. If OCIP will rely on Tudor's conclusion as to fairness, it must adopt that conclusion expressly, along with the underlying analysis (or provide its own analysis).

4. In assessing the fairness of a going private transactions, the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant. To the extent OCIP via the Conflicts Committee did not consider any of these factors or considered them but gave a factor little weight, this should be explained in revised disclosure. Please revise to explain how the CC considered each listed factor or why it did not consider any of the listed Instruction 2 factors.

5. Item 1013 of Regulation M-A requires each filing person to explain the alternatives it considered and the reasons for the timing of this going private transaction. While we are aware that the Offer was not initiated by OCIP and that OCI and its affiliates control a majority of these Units, we note that OCIP rejected a prior offer by OCI in December 2016 to acquire the Units for .52 share of OCI. Explain why OCIP rejected that offer but is recommending this one, with a view to satisfying the disclosure requires of Item 1013 of Regulation M-A. Your revised disclosure should include the cash value of the .52/per Unit offer made in December 2016 as compared to the value of the Units at that time.

Background of the Offer, page 7

6. Explain why Dod Fraser was unable to serve on the Conflicts Committee.

Opinion of the Financial Advisor to the Conflicts Committee, page 12

7. Summarize the financial forecasts and projections referenced here that were provided to Tudor by management of OCIP and used its fairness analysis. Include a discussion of the material assumptions and limitations on those projections.

8. Please file any "board books" provided by Tudor to OCIP.

General

9. In your response letter, tell us how you will disseminate the revise disclosure drafted in response to our comments above. We believe it should be disseminated in the same manner that you disseminated the initial Schedule 14D-9, consistent with your obligation as a filer on Schedule 13E-3.

We remind you that OCIP and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please do not hesitate to contact me at (202) 551-3263 with any questions.

Sincerely,

/s/   Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions